Exhibit 99.1

Voting Results of 2020 Annual General Meeting

At Alibaba Group Holding Limited’s (the “Company”) annual general meeting of shareholders held on September 30, 2020 (the “AGM”), the Company’s shareholders:

•                  amended and restated the Company’s memorandum and articles of association to expressly permit completely virtual shareholders’ meetings and reflect the Company’s share capital following the share subdivision that was approved by shareholders at the annual general meeting of shareholders held on July 15, 2019 and became effective on July 30, 2019;

•                  elected each of Maggie Wei Wu, Kabir Misra and Walter Teh Ming Kwauk to serve as Group III director for a three year term, or until their successors are elected or appointed or duly qualified; and

•                  ratified the appointment of PricewaterhouseCoopers as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2021.

A total of approximately 20 billion ordinary shares, including those underlying ADSs, representing approximately 93% of the ordinary shares issued and outstanding as of August 17, 2020, the record date, were present in person or by proxy at the AGM.  The results of the votes are as follows:

	For		Against		Abstain
Resolutions	Votes	%	Votes	%	Votes	%
Amended and restated memorandum and articles	19,893,523,656	99.2%	123,086,160	0.6%	33,127,649	0.2%
Election of Directors
Maggie Wei Wu (Group III)	16,067,781,300	80.2%	3,948,202,304	19.7%	27,446,885	0.1%
Kabir Misra (Group III)	16,296,021,915	81.3%	3,724,869,430	18.6%	27,824,044	0.1%
Walter Teh Ming Kwauk (Group III)	19,469,467,572	97.1%	547,977,448	2.7%	30,215,468	0.2%
Ratification of appointment of PricewaterhouseCoopers as Independent Registered Public Accounting Firm for Fiscal Year 2021	19,688,452,728	98.2%	328,993,912	1.6%	31,351,021	0.2%

Daniel Zhang, Chairman and Chief Executive Officer, as the person designated by the Company, was granted a discretionary proxy by Citibank, N.A., the depositary of the ADSs, pursuant to the Deposit Agreement governing the ADSs, to vote the ordinary shares underlying approximately 708.7 million ADSs for which no voting instructions were given by the holders, and he exercised the discretionary proxy to vote in favor of each of the proposals submitted for shareholder approval at the AGM.